Exhibit 8.1

[Dewey & LeBoeuf LLP Letterhead]

October 18, 2007

To the Addressees Listed

On Schedule One Attached Hereto

Re:	AmeriCredit Prime Automobile Receivables Trust 2007-2-M

Ladies and Gentlemen:

We have acted as tax counsel to AmeriCredit Financial Services, Inc., a Delaware corporation (“AmeriCredit”), AFS SenSub Corp., a Nevada corporation (“AFS SenSub”), AmeriCredit Corp., a Texas corporation (“AmeriCredit Corp.”) and AmeriCredit Prime Automobile Receivables Trust 2007-2-M (the “Issuer”), as to certain matters in connection with the issuance of the $183,000,000 Class A-1 5.2715% Asset Backed Notes, $85,000,000 Class A-2-A 5.34% Asset Backed Notes, $177,000,000 Class A-2-B Floating Rate Asset Backed Notes, $270,000,000 Class A-3 5.22% Asset Backed Notes, $139,000,000 Class A-4-A 5.35% Asset Backed Notes and $146,000,000 Class A-4-B Floating Rate Asset Backed Notes (collectively, the “Notes”) which will be issued pursuant to an Indenture (the “Indenture”) dated as of October 11, 2007 between the Issuer and The Bank of New York (the “Trustee” and the “Trust Collateral Agent”) and the certificate (the “Certificate”) which will be issued pursuant to a Trust Agreement dated as of October 3, 2007, as amended and restated as of October 11, 2007 (the “Trust Agreement”) between AFS SenSub and Wilmington Trust Company, as Owner Trustee (the “Owner Trustee”). Capitalized terms not otherwise defined herein have their respective meanings as set forth in the Indenture.

The term “Prospectus” means, together, the Base Prospectus, the Preliminary Prospectus Supplement and the Prospectus Supplement. The term “Base Prospectus” means the prospectus dated May 4, 2007, included in the Registration Statement. The term “Registration Statement” means (i) the Registration Statement on Form S-3 (No. 333-140931), including the exhibits thereto, (ii) all documents incorporated by reference therein pursuant to Item 12 of Form S-3 and (iii) any post-effective amendment filed and declared effective prior to the date of issuance of the Notes. The term “Preliminary Prospectus Supplement” means the preliminary prospectus supplement dated October 9, 2007 specifically relating to the Notes, as filed with the Commission pursuant to Rule 424 of the Rules and Regulations and the supplement to the prospectus supplement entitled “Supplement, dated October 11, 2007 (subject to completion) to Prospectus Supplement, dated October 9, 2007 (subject to completion) to Prospectus, dated May 4, 2007” that was used in connection with the offering of the Notes and was filed with the Commission on October 12, 2007. The term “Prospectus Supplement” means the prospectus supplement dated October 11, 2007 specifically relating to the Notes, as filed with the Commission pursuant to Rule 424 of the Rules and Regulations.

To the Addressees Listed

On Schedule One Attached Hereto

October 18, 2007

As tax counsel, we have reviewed such documents as we have deemed appropriate for the purposes of rendering the opinions set forth below, including the Sale and Servicing Agreement dated as of October 11, 2007 among the Issuer, AmeriCredit, AFS SenSub and The Bank of New York, as Backup Servicer and Trust Collateral Agent, the Prospectus, the Indenture, the Trust Agreement and other documents and matters of fact and law as we have deemed necessary for purposes of rendering the opinions set forth below. In addition, in conducting our analysis, we have relied on certain representations made to us by AmeriCredit and the Underwriters.

We have examined the question of whether the Notes issued under the Indenture will constitute indebtedness for federal income tax purposes. Our analysis is based on the provisions of the Internal Revenue Code of 1986, as amended, and the Treasury regulations promulgated thereunder as in effect on the date hereof and on existing judicial and administrative interpretations thereof. These authorities are subject to change and to differing interpretations, which could apply retroactively. The opinion of tax counsel is not binding on the courts or the Internal Revenue Service (the “IRS”).

In general, whether a transaction constitutes the issuance of indebtedness for federal income tax purposes is a question of fact, the resolution of which is based primarily upon the economic substance of the instruments and the transaction pursuant to which they are issued rather than the form of the transaction or the manner in which the instruments are labeled. The IRS and the courts have set forth various factors to be taken into account in determining whether or not a transaction constitutes the issuance of indebtedness for federal income tax purposes, which we have reviewed as they apply to this transaction.

Based on the foregoing, and such legal and factual investigations as we have deemed appropriate, we are of the opinion that for federal income tax purposes:

(1) The Notes will be characterized as indebtedness because: (i) the characteristics of the transaction strongly indicate that, in economic substance, the transaction is the issuance of indebtedness; (ii) the form of the transaction is an issuance of indebtedness; and (iii) the parties have stated unambiguously their intention to treat the transaction as the issuance of indebtedness for tax purposes.

(2) Assuming compliance with the terms of the Trust Agreement and the related documents, the Issuer will not be characterized as an association, or a publicly traded partnership, taxable as a corporation.

(3) The statements in the Prospectus under the heading “Material Federal Income Tax Consequences,” as they relate to federal income tax matters and to the extent that they constitute matters of law or legal conclusions with respect thereto, are correct in all material respects.

To the Addressees Listed

On Schedule One Attached Hereto

October 18, 2007

Except for the opinion set forth above, we express no opinion as to any other tax consequences of the transaction to any party under federal, state, local or foreign laws. This opinion is for the benefit of the addressees hereof, and it may not be relied on by any party without our expressed consent in writing. We express no opinion on any matter not discussed in this letter, and we undertake no obligation to update the opinion contained herein after the date hereof.

Pursuant to U.S. Treasury Department Circular 230, any tax advice contained in this communication is not intended or written to be used, and cannot be used, for the purpose of avoiding tax-related penalties. Further, this advice was written to support the promotion or marketing of the transaction and/or matters addressed herein and each affected party should seek advice based on its particular circumstances from an independent tax advisor.

Very truly yours,

/s/ Dewey & LeBoeuf LLP

SCHEDULE ONE

AmeriCredit Financial Services, Inc. AmeriCredit Prime Automobile Receivables Trust 2007-2-M 801 Cherry Street, Suite 3900 Fort Worth, Texas 76102	The Bank of New York, as Trustee, Backup Servicer and Trust Collateral Agent 101 Barclay Street New York, New York 10286

AFS SenSub Corp. 2265 B Renaissance Drive, Suite 17 Las Vegas, Nevada 89119	Wilmington Trust Company as Owner Trustee 1100 North Market Street Wilmington, Delaware 19890

Greenwich Capital Markets, Inc. 600 Steamboat Road Greenwich, Connecticut 06830	Standard & Poor’s, A Division of The McGraw-Hill Companies, Inc. 55 Water Street New York, New York 10041

J.P. Morgan Securities Inc. 270 Park Avenue, 10th Floor New York, New York 10017	MBIA Insurance Corporation 113 King Street Armonk, New York 10504

Wachovia Capital Markets, LLC One Wachovia Center 301 S. College Street, NC0610 Charlotte, North Carolina 28288	Deloitte & Touche USA LLP Two World Financial Center, 15th Floor 225 Liberty Street New York, New York 10281-1414

BMO Capital Markets Corp. 115 South LaSalle Street, 13th Floor West Chicago, Illinois 60603

UBS Securities LLC 1285 Avenue of the Americas New York, New York 10019

Wachovia Bank, National Association 301 S. College Street, DC-8 Charlotte, North Carolina 28202-0600